Future FinTech Group Inc.

January 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn:	Charles Eastman Martin James Tim Buchmiller Russell Mancuso

Re:	Future FinTech Group Inc.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A Filed January 13, 2020 File No. 001-34502

Dear Mr. Eastman, Mr. James, Mr. Buchmiller and Mr. Mancuso:

Future FinTech Group Inc. (“FTFT” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated January 21, 2020 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein.

For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

To facilitate your review, we have separately delivered to you four courtesy copies of the Amendment No. 4 to Preliminary Proxy Statement, marked to show changes to Amendment No. 3 to Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed January 13, 2020

Unaudited Pro Forma Condensed Consolidated Financial Information, page 32

1.	We note that the changes made in response to comment 3 were not fully compliant. Please further revise the unaudited pro forma statements of operations presented on pages 34 and 35 to remove the basic and diluted earnings per share information relating to discontinued operations. Refer to Instruction 1 to Rule 11-02 of Regulation S-X.

Response: We have revised the unaudited pro forma statements of operations presented on pages 34 and 35 of the Preliminary Proxy Statement according to the Instruction 1 to Rule 11-02 of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements Notes of Pro Forma Adjustments, page 38

2.	We note that the revised notes to the pro forma adjustments included in response to comment 2 are overly broad and do not describe the specific adjustments that are referenced to them. For example, the $7,983,827 pro forma adjustment to Other receivables is referenced to note (1), but the note does not explain what the adjustment represents and why Other receivables would increase by that amount as a result of the planned sale. The same is true for the $6,113,792 pro forma adjustment increasing Accrued expenses. Please revise your notes to include clear and specific descriptions of the pro forma adjustments referenced to them.

Response: In the Preliminary Proxy Statement that the Company filed previously, we incorrectly recorded intercompany receivables and intercompany payable of $7.98 million in the financial statement of HeDeTang HK. We have reversed the wrong general entry. We have also revised the notes to include clear and specific descriptions of the pro forma adjustments referenced to them on page 38.

Notes to Consolidated Financial Statements of Hedetang HongKong, page 41

3.	Please revise to include notes to the financial statements that disclose the material components of Other Receivables and Accrued Expenses and to describe the transactions that resulted in the amounts being recorded.

Response: We have revised the notes to the financial statements and disclosed the material components of Other Receivables and Accrued Expenses on page 48.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 at Foster Garvey, P.C.

Very truly yours,

/s/ Yongke Xue
Yongke Xue
Chief Executive Officer
Future FinTech Group Inc.